(TRANSLATION)


                                                  November 9, 2006

To Whom It May Concern:

                                    Company Name:
                                      Toyota Motor Corporation
                                    Name and Title of Representative:
                                      Katsuaki Watanabe, President
                                    (Code Number: 7203
                                      Securities and exchanges throughout Japan)
                                    Name and Title of Contact Person:
                                      Takuo Sasaki
                                      General Manager, Accounting Division
                                    Telephone Number: 0565-28-2121


             Notice of the Results of Acquisition of Shares through
               N-NET Closing Price Orders on Nagoya Stock Exchange


We hereby inform you that Toyota Motor Corporation ("TMC") acquired its shares as follows with respect to the notice of acquisition of shares made to you yesterday (November 8, 2006).


1. Type of shares acquired                       Shares of common stock of TMC
2. Aggregate number of shares acquired           18,950,100 shares
3. Purchase price                                JPY 7,230 per share
4. Aggregate purchase price                      JPY 137,009,223,000
5. Date of acquisition                           November 9, 2006 (Thursday)
6. Method of acquisition                         Purchase  through N-NET closing
                                                 price orders on the Nagoya
                                                 Stock Exchange


(Reference)

Matters resolved at the 102nd Ordinary General Shareholders' Meeting held on June 23, 2006

o  Type of shares to be acquisition              Shares of common stock of TMC
o  Aggregate number of shares to be acquisition  Up to 30,000,000 shares
o  Aggregate purchase price of shares            Up to JPY 200,000,000,000

Shares acquired as of November 9, 2006

o  Aggregate number of shares repurchased        18,950,100 shares
o  Aggregate purchase price of shares            JPY 137,009,223,000